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FEB 27 2008

Washington, DC
103

SECUI 08026382 SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (4)
PART III

SEC FILE NUMBER

8- 65833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2007__ AND ENDING __12/31/2007__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3626 Fair Oaks Blvd., Suite 300

(No. and Street)

Sacramento	California	95864
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Wayne Robello   (916) 480-2747

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18425 Burbank, Blvd., Suite 606, Tarzana,	CA	91356
(Address)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

SECURITIES AND E. .. : COMMISSION
RECEIVED

FEB 2 7 2008

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

AVISEN SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 8, 2008

2

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	418,372
Accounts receivable		39.652
Investment		25,000
Property and equipment		
net of accumulated depreciation of $ 25,054 (Note 3)		125,457
Other assets		548,601
Total assets	$	1,157,082

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	67,500
Total liabilities		67,500

STOCKHOLDERS' EQUITY

Common stock	1,808,502
Additional paid in capital	113,000
Retained deficit	(831,920)
Total shareholders' equity	1,089,582
Total liabilities and stockholders' equity	$ 1,157,082

AVISEN SECURITIES, INC.

Statement of Income
For the year ended December 31, 2007

REVENUES:

Bonds	$ 147,901
Commissions	2,000,013
Interest income	9,402
Other income	54,717
Total income	2,212,033

EXPENSES:

Depreciation	7,800
Clearing charges	141,568
Communications	15,656
Employee compensation and benefits	1,638,921
Occupancy	257,869
Professional fees	93,797
Operating expenses	235,402
Total expenses	2,391,013

NET LOSS BEFORE INCOME TAXES	(178,980)

INCOME TAX PROVISION (Note 5)

Income tax benefit	62,570
NET LOSS	$ (116,410)

AVISEN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December, 2007

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2007	$ 1,491,002	$ 113,000	$ (715,510)	$ 888,492
Proceeds from common stock	317,500			317,500
Net loss			(116,410)	(116,410)
Ending balance December 31, 2007	$ 1,808,502	$ 113,000	$ (831,920)	$ 1,089,582

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (116,410)
Adjustment to reconcile net loss	
to net cash used in operating activities:	
Depreciation	7,800
(Increase) decrease in:	
Accounts receivable	32,766
Other assets	(42,800)
Increase (decrease) in	
Accounts payable	21,066
Total adjustments	18,832
Net cash used in operating actitivies	(97,578)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of furniture and equipment	(2,513)
Net cash used in investing activities	(2,513)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from common stock	317,500
Net cash provided by financing activities	317,500
Increase in cash	217,409
Cash at beginning of year	200,963
Cash at end of year	$ 418,372

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company").was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in twenty four (24) states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), The Commodity Future Trading Commission, National Futures Association, and the Municipal Security Rulemaking Board (MSRB) and SIPC.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing.

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market are included in income.

The Company and its stockholders have elected "C" company status under the federal and state tax laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2007.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2007 the Company's net capital of $382,191 exceeded the minimum net capital requirement by $377,191 and, the Company's ratio of aggregate indebtedness ($67,500) to net capital was 0.18 to 1, which is less than 15:1 ceiling required.

Note 3: FIXED ASSETS

At December 31, 2007 fixed assets consist of the following:

Property & Equipment	$	150,511
Less: Accumulated depreciation		(25,054)
	$	125,457

Note 4: LEASE OBLIGATIONS

The firm is operating on a month-to-month sublease. The sublease is with Brown Robello Capital Management, LLC, the principals of which are the firm's shareholders'. The sublease calls for monthly payment of $8,508 with a 30-day notice of cancellation.

Note 5: INCOME TAXES

The component of the income tax provision (benefit) for the year ended December 31, 2007 is as follows:

Tax benefit at December 31, 2006	$	(383,669)
Current		(63,370)
Tax benefit at December 31, 2007	$	(447,039)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2007 deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $447,039 is included in other assets.

Note 6: GOING CONCERN

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the shareholder's capital and future capital contributions, as well as its ability to meet a projected business plan.

AVISEN SECURITIES, INC.

Statement of Net Capital
Schedule 1
December 31, 2007

	Focus 12/31/2007	Audit 12/31/2007	Change
Stockholders' equity, December 31, 2007	$ 1,026,212	$ 1,089,582	$ (63,370)
Subtract - Non allowable assets:			
Accounts receivable	33,333	33,333	
Fixed assets	125,457	125,457	-
Other assets	485,231	548,601	63,370
Tentative net capital	382,191	382,191	-
Haircuts:	-	-	
NET CAPITAL	382,191	382,191	-
Minimum net capital	(5,000)	(5,000)	
Excess net capital	377,191	377,191	-
Aggregate indebtedness			
Accounts payable	67,500	67,500	-
Ratio of aggregate indebtedness to net capital	0.18%	0.18%	

The differences were caused by year end tax benefit computations.

The accompanying notes are an integral part of these financial statements.

10

AVISEN SECURITIES, INC.

December 31, 2007

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors,
Avisen Securities, Inc.
Sacramento, California

In planning and performing my audit of the financial statements of Avisen Securities, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Avisen Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Avisen Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 8, 2008

END